May 16, 2025

Robert Labbe
Chief Executive Officer
Pelican Acquisition Corp
1185 Avenue of the Americas, Suite 304
New York, NY 10036

       Re: Pelican Acquisition Corp
           Amendment No. 2 to Registration Statement on Form S-1
           Filed May 2, 2025
           Amendment No. 1 to Registration Statement on Form S-1
           Filed on May 1, 2025
           File No. 333-286452
Dear Robert Labbe:

     We have reviewed your amended registration statements and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Form S-1 filed May 2, 2025
Item 16. Exhibits and Financial Statement Schedules, page II-2

1. We note that you have decreased the amount of working capital not held in the trust account to $650,000 from $950,000 as stated on page F-18. Please revise your
       Underwriting Agreement filed as Exhibit 1.1 for consistency.
2. We note your cover page indicates that if the over-allotment option is exercised by the underwriters in full or in part then "up to 6,109 private units to be purchased by
       EarlyBirdCapital or its designees". Please revise your Private Placement Unit
       Purchase Agreement with EarlyBirdCapital, filed as Exhibit 10.7, to reflect the up to
       6,109 private units disclosed in the prospectus, or advise.
 May 16, 2025
Page 2

       Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Cassi Olson